UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of November 2004

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	FORM 53-901.F MATERIAL CHANGE REPORT

99.2	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: November 1st, 2004	By:	/s/ David Newman

(Signature)

David Newman
Director

This is the form of material change report required under section 85(1) of the Securities Act.

Form 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Austral Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about October 29, 2004

Item 3. Press Release

October 29, 2004 Wellington, New Zealand

Item 4. Summary of Material Change

Austral Drilling Programs: Progress Report

Wellington, New Zealand – October 29, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd. advises that Cheal-A4 (Austral 36.5%, operator) expects to reach its 1900m Target Depth over the course of the weekend.

The Cardiff-2 appraisal well (Austral 25.1% carried, operator) is presently drilling ahead in 16” hole below 1100m (3,600 feet).

Kahili-1A/B (Austral 45%, operator) has now produced 110 million cubic feet of sales gas.

The Hihi-1 well (Austral 25%) was spudded by the ODE 19 rig on October 29, and will take around two weeks to drill to its 1900m (6,200 feet) Target Depth.

Item 5. Full Description of Material Change

Austral Drilling Programs: Progress Report

Wellington, New Zealand – October 29, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd. advises that Cheal-A4 (Austral 36.5%, operator) expects to reach its 1900m Target Depth over the course of the weekend. The shallower and secondary Urenui pay interval has already been intersected at around 1400m (4,600 feet) down hole, and good indications of oil pay have been observed during drilling at that level. The main target of the well – the Mt Messenger pay sands which flowed at rates in excess of 300 barrels of oil per day in Cheal-A3X, will be intersected within the next 300m (1,000 feet). Electric logging is expected early next week, after which the well will be completed ready for flow-testing; which is scheduled to commence for both Cheal-A3X and Cheal-A4 around November 7.

The Cardiff-2 appraisal well (Austral 25.1% carried, operator) is presently drilling ahead in 16” hole below 1100m (3,600 feet). It is expected to reach the top of its objective – the Kapuni Formation Sands below 4,000m (13,000 feet) around late November; with a further month before testing is ready to commence. Present site stability problems may slightly delay this schedule.

Kahili-1A/B (Austral 45%, operator) has now produced 110 million cubic feet of sales gas. However, flow rates are below expectation; being presently in the range 0.5-1 million cubic feet per day. Condensate buildup in the reservoir may be restricting flow, and may be contributing to isolating this section of the field from the larger reservoir volume to the north. Options to enhance flow are under review. These include, fraccing, running a velocity string in Kahili-1A/B and a Kahili-2 well; which might, based on existing mapping, intersect the pay sands up to 70m (230 feet) higher on the trap than Kahili-1A/B.

The Hihi-1 well (Austral 25%) was spudded by the ODE 19 rig on October 29, and will take around two weeks to drill to its 1900m (6,200 feet) Target Depth. It is to be followed, using the same rig, by Miromiro-1 (Austral 27.5%) to a similar depth and objective.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

October 29, 2004 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Austral Drilling Programs: Progress Report

Wellington, New Zealand – October 29, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd. advises that Cheal-A4 (Austral 36.5%, operator) expects to reach its 1900m Target Depth over the course of the weekend. The shallower and secondary Urenui pay interval has already been intersected at around 1400m (4,600 feet) down hole, and good indications of oil pay have been observed during drilling at that level. The main target of the well – the Mt Messenger pay sands which flowed at rates in excess of 300 barrels of oil per day in Cheal-A3X, will be intersected within the next 300m (1,000 feet). Electric logging is expected early next week, after which the well will be completed ready for flow-testing; which is scheduled to commence for both Cheal-A3X and Cheal-A4 around November 7.

The Cardiff-2 appraisal well (Austral 25.1% carried, operator) is presently drilling ahead in 16” hole below 1100m (3,600 feet). It is expected to reach the top of its objective – the Kapuni Formation Sands below 4,000m (13,000 feet) around late November; with a further month before testing is ready to commence. Present site stability problems may slightly delay this schedule.

Kahili-1A/B (Austral 45%, operator) has now produced 110 million cubic feet of sales gas. However, flow rates are below expectation; being presently in the range 0.5-1 million cubic feet per day. Condensate buildup in the reservoir may be restricting flow, and may be contributing to isolating this section of the field from the larger reservoir volume to the north. Options to enhance flow are under review. These include, fraccing, running a velocity string in Kahili-1A/B and a Kahili-2 well; which might, based on existing mapping, intersect the pay sands up to 70m (230 feet) higher on the trap than Kahili-1A/B.

The Hihi-1 well (Austral 25%) was spudded by the ODE 19 rig on October 29, and will take around two weeks to drill to its 1900m (6,200 feet) Target Depth. It is to be followed, using the same rig, by Miromiro-1 (Austral 27.5%) to a similar depth and objective.

CONTACT: Investor Relations: tel: 1 800 3043631 USA/Canada

+644 476 2529 New Zealand

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.